Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com

Samuel K. Goldstein

SGoldstein@stradley.com

215-564-8128

March 29, 2011

Via EDGAR

Edward Barnes, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:     Delaware Investments National Municipal Income Fund Form N-14 –
File No. 333-172578

Dear Mr. Barnes:

On behalf of Delaware Investments National Municipal Income Fund (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you via phone on March 22, 2011, with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”), registering shares of the Registrant in relation to the acquisition by the Registrant of substantially all the assets of Delaware Investments Arizona Municipal Income Fund, Inc. (the “Target Fund”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2011.

Below we provide your comments and the Registrant’s response to each comment.  These responses will be reflected in the printed portions of the Registration Statement that will be sent to shareholders of the Registrant and the Target Fund and in post-effective filings to be made pursuant to Rule 497 of the Securities Act of 1933, as amended.  Capitalized terms not otherwise defined herein have the meanings assigned to the terms in the Registration Statement.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Edward Barnes, Esquire
U.S. Securities and Exchange Commission
March 9, 2011

1.
Comment – In the pro forma schedule of investments included in the statement of additional information to the Registration Statement, include an unadjusted column for each fund and an adjustments column.

Response – Registrant will revise the pro forma schedule of investments as requested.

2.	Comment – Provide an accounting survivor analysis.

Response –  We believe that the Registrant is the appropriate accounting and performance survivor following the transaction described in the Registration Statement.  The resulting combined fund is referred to herein as the “Combined Fund.”  According to the SEC staff no-action letter provided to North American Security Trust (“NAST”),1 in order to determine which fund should be the accounting survivor, the attributes of the Combined Fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the Combined Fund.  In NAST, the SEC Staff listed five factors that should be relied upon when making such a determination.  Each of the factors listed in NAST, along with the relevant analysis, are discussed below for the acquisition discussed in the Registration Statement:

o
Comparison of portfolio management.  Both Funds are managed by the same portfolio management team made up of the same individuals.  This factor does not weigh for or against either fund being the accounting survivor.

o
Comparison of portfolio composition.  As discussed in the Registration Statement, the Funds have somewhat different investment objectives and strategies and, consequently, a different portfolio composition.  The Registrant’s national investment mandate, compared to the Target Fund’s focus on Arizona investments, means that the portfolio compositions of the Funds are quite different.  The portfolio composition of the Registrant is more similar to the portfolio composition of the Combined Fund because the Combined Fund will have the same national investment mandate as the Registrant has had, and unlike that of the Target Fund.  In addition, the Registrant may generally hold any securities held by the Target Fund, but the Target Fund could not hold the securities held by the Registrant, because the Registrant is not confined to Arizona securities.  This factor strongly suggests that the Registrant should be the accounting survivor.

1	See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

Edward Barnes, Esquire
U.S. Securities and Exchange Commission
March 9, 2011

o
Comparison of investment goals, policies and restrictions.  The Funds have different investment objectives and strategies.  The Registrant invests in municipal obligations nationwide, while the Target Fund generally invests only in such obligations to the extent they are also exempt from Arizona taxation.  The investment objective and policies of the Combined Fund will be identical to those of the Registrant, and will not be focused on Arizona tax-exempt obligations as is the Target Fund, as discussed in the Registration Statement.  This factor strongly suggests that the Registrant should be the accounting survivor.

o
Comparison of expense structure and expense ratio.  The expense structure post-closing of the Combined Fund will be that of the Registrant, and all service provider agreements of the Registrant will remain in place, while the Target Fund has a similar expense structure and expense ratio.   This factor suggests that the Registrant should be the accounting survivor.

o
Comparison of relative asset sizes of the funds involved in the reorganizations.  The net assets of the Registrant ($30 million as of January 31, 2011) are smaller than the net assets of the Target Fund ($39 million as of January 31, 2011).   The Funds are in a similar size range relative to other closed-end funds.  Each of the Funds is a viable size and neither overwhelms the other; as closed-end funds, each Fund has operated with a similar level of assets for a prolonged period.  In addition, it is anticipated that if leverage is obtained for the Combined Fund, the assets in the Combined Fund may grow significantly.  We believe that this factor does not strongly weigh in favor of a conclusion that the Target Fund should be the accounting survivor, in view of the factors outlined above.

o
Conclusion:  In light of the facts that the investment advisory portfolio management team, the portfolio composition, the investment objective, policies and restrictions, and the expense structure of the Registrant will survive in the Combined Fund, the Registrant believes that the accounting survivor should be the Registrant.  Though the Target Fund’s current portfolio will constitute the majority of the assets of the Combined Fund, the performance history of the Registrant should survive because, historically, it will more closely resemble the Combined Fund in terms of each of the first four factors outlined above (portfolio management; portfolio composition; investment goals, policies and restrictions; and expense structure).

3.	Comment – If dilution will be an effect of the tender offer, please state so and describe this effect.

Response – Dilution is not expected to be an effect of the tender offer because it will be made at less than NAV.  This may in fact have an anti-dilutive effect for the remaining shareholders.

Edward Barnes, Esquire
U.S. Securities and Exchange Commission
March 9, 2011

4.	Comment – In the “Key Features of the Acquisition” section, highlight more clearly the differences between the two Funds.

Response – Registrant has added the following sentence to the first paragraph under “Key Features of the Acquisition”:  “The main difference between the Funds’ investment objectives is that the Target Fund seeks to provide income exempt from Arizona state personal income tax, while the Acquiring Fund does not seek to provide income exempt from Arizona state personal income tax.”

5.	Comment – Under “Primary Tax Consequences,” disclose if the Registrant will be required to sell off the Arizona securities in its portfolio after the closing of the Acquisition.

Response – The Registrant will not be required to sell off the Arizona securities in its portfolio after the closing of the Acquisition.  The Registrant expects that any sales of securities, including Arizona securities, after the closing of the Acquisition will be in the ordinary course of business.

6.	Comment – Under “Current and Pro Forma Fees,” insert a footnote disclosing what the expense ratio of the Registrant would be after the change in assets expected as part of the tender offer.

Response – Registrant has inserted the following to the footnote explaining pro forma expenses:  “Pro Forma Total Annual Fund Operating Expenses giving effect to the change in the Acquiring Fund’s assets after the proposed tender offer are 0.57%.”

7.	Comment – Under “Board Considerations in Approving the Acquisition,” clarify that any increased liquidity caused by the tender offer would be temporary.

Response – Registrant has revised as requested.

8.	Comment – Under “Detailed Comparison,” disclose that while distributions of capital are not taxable, they may reduce a shareholder’s basis and thereby increase future tax liabilities.

Response – Registrant has inserted the following sentence:  “The portion of a distribution that constitutes a return of capital will decrease the shareholder’s tax basis in his Fund shares (but not below zero), and will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the shareholder for tax purposes on the later sale of such Fund shares.”

Edward Barnes, Esquire
U.S. Securities and Exchange Commission
March 9, 2011

9.	Comment – Under “Performance of the Funds,” compare to a municipal bond index, rather than to other municipal bond funds.

Response – Registrant has revised as requested.

10.
Comment – In the statement of additional information’s table setting out information on trustees and directors of the funds, clarify that the column entitled “other directorships held” discloses such information for the past five years.

Response – Registrant has revised as requested.

* * *

Registrant believes it has fully responded to each comment.  If you have any further questions or require further clarification of any response, please contact me by telephone at (215) 564-8128, or, in my absence, Michael D. Mabry at (215) 564-8011.

Respectfully submitted,

/s/ Samuel K. Goldstein
Samuel K. Goldstein

cc:           Michael D. Mabry, Esquire
Anthony G. Ciavarelli, Esquire

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